SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0012
ADR (*)	Preferred			306,746		0.1134	0.0497
Shares	Common			124,077		0.0358	0.0201
Shares	Preferred			709,898		0.2625	0.1151
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itau Corretora	Sell	01	1,800	144.00	259,200.00
Shares	Common	Itau Corretora	Sell	01	200	144.29	28,858.00
Shares	Common	Itau Corretora	Sell	02	200	144.25	28,850.00
Shares	Common	Itau Corretora	Sell	02	200	144.30	28,860.00
Shares	Common	Itau Corretora	Sell	02	200	144.40	28,880.00
Shares	Common	Itau Corretora	Sell	16	25	144.00	3,600.00
Shares	Common	Itau Corretora	Sell	17	1,300	144.00	187,200.00
			Total Sell		3,925		565,448.00
Shares	Preferred	Itau Corretora	Sell	02	600	170.00	102,000.00
Shares	Preferred	Itau Corretora	Sell	07	1,000	170.20	170,200.00
Shares	Preferred	Itau Corretora	Sell	08	16	167.86	2,685.76
Shares	Preferred	Itau Corretora	Sell	08	103	168.00	17,304.00
Shares	Preferred	Itau Corretora	Sell	10	58	166.50	9,657.00
Shares	Preferred	Itau Corretora	Sell	10	2	166.55	333.10
Shares	Preferred	Itau Corretora	Sell	10	600	169.00	101,400.00
Shares	Preferred	Itau Corretora	Sell	15	600	169.00	101,400.00
Shares	Preferred	Itau Corretora	Sell	15	100	170.00	17,000.00
Shares	Preferred	Itau Corretora	Sell	15	400	168.90	67,560,00
Shares	Preferred	Itau Corretora	Sell	16	1,000	169.45	169,450.00
Shares	Preferred	Itau Corretora	Sell	17	2,000	169.50	339,000.00
Shares	Preferred	Itau Corretora	Sell	22	1,000	168.85	168,850.00
			Total Sell		7,479		1,266,839.86

Shares	Common	Direct w/ company	Buy	18	314	46.608	14,635.02
Shares	Common	Direct w/ company	Buy	18	1,402	47.567	66,688.47
			Total Buy		1,716		81,323.49
Shares	Preferred	Direct w/ company	Buy	18	1,570	46.608	73,175.08
Shares	Preferred	Direct w/ company	Buy	18	7,010	47.567	333,442.33
			Total Buy		8,580		406,617.41

Final Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Same Class and Type
ADR (*)	Common	7,101	0.0020	0.0012
ADR (*)	Preferred	306,746	0.1134	0.0497
Shares	Common	121,868	0.0352	0.0198
Shares	Preferred	710,999	0.2629	0.1152

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	(X) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Same Class and Type
Shares	Common			315,184,164		90.9374	51.0843
Shares	Preferred			125,982,694		46.5924	20.4190
ADR (*)	Preferred			20,200 (1)		0.0075	0.0033
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			1,309		1.0488	0.6338
Transactions in the month
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
ADR (*)	Preferred		Sell	02	20,200	USD 99.77	USD 2,015,466.69
			Total Sell		20,200		USD 2,015,466.69

Shares	Preferred	Transf Titul	Donation	17	4,000	9.73221	38,928.84
			Total Sell		4,000		38,928.84

Shares	Common	Credit Suisse	Buy	11	25,000	141.70	3,542,500.00
Shares	Common	Credit Suisse	Buy	14	100	141.00	14,100.00
Shares	Common	Credit Suisse	Buy	14	25,000	141.50	3,537,500.00
Shares	Common	Credit Suisse	Buy	17	12,700	144.00	1,828,800.00
Shares	Common	Credit Suisse	Buy	18	10,800	143.60	1,550,880.00
Shares	Common	Credit Suisse	Buy	18	100	143.70	14,730.00
Shares	Common	Credit Suisse	Buy	18	8,100	143.81	1,164,861.00
Shares	Common	Credit Suisse	Buy	18	1,800	144.00	259,200.00
Shares	Common	Credit Suisse	Buy	21	14,200	143.51	2,037,842.00
Shares	Common	Credit Suisse	Buy	21	400	143.54	57,416.00
Shares	Common	Credit Suisse	Buy	21	200	143.55	28,710.00
Shares	Common	Credit Suisse	Buy	21	1,300	143.62	186,706.00
Shares	Common	Credit Suisse	Buy	21	4,300	143.65	617,695.00
Shares	Common	Credit Suisse	Buy	21	5,500	143.80	790,900.00
Shares	Common	Credit Suisse	Buy	21	8,700	143.81	1,251,147.00
Shares	Common	Credit Suisse	Buy	21	800	143.85	115,080.00
Shares	Common	Credit Suisse	Buy	21	4,600	144.00	662,400.00
Shares	Common	Credit Suisse	Buy	22	100	143.50	14,350.00
Shares	Common	Credit Suisse	Buy	22	300	144.00	43,200.00
			Total Buy		124,000		17,717,657.00

Final Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Same Class and Type
Shares	Common	315,308,164	90.9732	51.1044
Shares	Preferred	125,978,694	46.5909	20.4183
ADR (*)	Preferred	0	0.0000	0.0000
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(1) ADRs bought in March 2nd, 2007 in the market,  by a member of the board of directors.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December  2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Same Class and Type
Shares	Common		273	0.0001	0.0000
Final Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Same Class and Type
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2010

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer